EXHIBIT 3.2.1

Text of Amendment to Section 3.2 of the Company’s Bylaws:

Section 3.2. The number of directors of the corporation shall be determined from time to time by resolution of the Board of Directors; provided, that the Board of Directors shall consist of at least one (1) member. Initially, the number of directors shall be fixed at one (1).

Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality vote of the shares present in person, by remote communication, if applicable, or represented by proxy at the stockholders’ annual meeting in each year and entitled to vote on the election of directors. Elected directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified, or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the Certificate of Incorporation.